Exhibit 99.1

SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City

Ben Gurion Airport 7019900

Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 9, 2018

August 28, 2018

Dear Shareholders,

We cordially invite you to attend a special general meeting of shareholders of SodaStream International Ltd. (“SodaStream”) to be held at the principal executive offices of SodaStream located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel on October 9, 2018 at 2:00 p.m. (Israel time) (the “special general meeting” or “meeting”).

The special general meeting is being called to consider the approval of the acquisition of SodaStream by PepsiCo, Inc. (“PepsiCo” or “Parent”), including the approval of: (i) the Agreement and Plan of Merger, dated as of August 20, 2018 (as it may be amended from time to time, the “merger agreement”), under which Saturn Merger Sub Ltd., an indirect wholly-owned subsidiary of Parent (“Merger Sub”), will merge with and into SodaStream, so that SodaStream will be the surviving company and will become an indirect wholly-owned subsidiary of Parent (the “merger”); (ii) the merger transaction itself; (iii) the consideration to be received by the shareholders of SodaStream in the merger, consisting of $144.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of SodaStream owned immediately prior to the effective time of the merger (the “merger consideration”); (iv) the purchase by SodaStream of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger, as permitted under the merger agreement; (v) the acceleration of the equity awards granted to holders of such awards, including to members of SodaStream's board of directors, in accordance with the terms of the merger agreement; and (vi) all other transactions and arrangements contemplated by the merger agreement, a copy of which was attached as Exhibit 99.1 to SodaStream’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2018. We refer to items (i) through (vi) in this proposal as the “merger proposal”.

The foregoing approval is being sought pursuant to the requirements of the Companies Law, 5759-1999, of the State of Israel (the “Companies Law”).

The approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes). The foregoing majority must be achieved after excluding any votes on account of shares of SodaStream held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of, or an entity controlled by, Parent, Merger Sub or either of the foregoing.

Only holders of record of SodaStream ordinary shares at the close of business on September 4, 2018 (including shares held through a bank, broker or other nominee that is a shareholder of record of SodaStream) are entitled to attend and vote at the special general meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the special general meeting, it is important that your shares be represented and voted at the meeting. Accordingly, after reading the notice of special general meeting of shareholders and the proxy statement, when it becomes available, please complete and submit your proxy or voting instructions as follows:

(i)	If you hold your shares in “street name” through a broker, bank or other nominee on the NASDAQ Global Select Market, please vote in accordance with the instructions on the nominee’s voting instruction form, which may include instructions about voting by telephone or over the Internet (at www.proxyvote.com). If you hold your shares in “street name”, you may also vote your shares in person at the meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date.

(ii)	If you hold your shares through a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”), you may vote your shares (a) in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (b) by sending such certificate along with a duly executed proxy card to SodaStream at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, email: DotanB@sodastream.com, or (c) via the Israel Securities Authority’s electronic voting system (in the case of (b) or (c), votes must be received no later than six (6) hours before the time fixed for the meeting, i.e., 8:00 a.m. (Israel time), on October 9, 2018).

(iii)	If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card, once it becomes available, to grant your voting proxy directly to Daniel Erdreich, the Chief Financial Officer of SodaStream, or to Dotan Bar-Natan, the General Counsel of SodaStream, or to vote in person at the meeting. If you mail your proxy card in the self-addressed, stamped envelope, to be enclosed with the proxy statement, it must be received by our transfer agent not later than 11:59 p.m. EDT on October 8, 2018 to be validly included in the tally of ordinary shares voted at the meeting. Alternatively, if you are delivering or mailing your proxy to our offices in Israel (to the address given above), it must be received by 8:00 a.m. (Israel time), on the date of the meeting, October 9, 2018.

In connection with the meeting, SodaStream will send to its shareholders of record as of the record date a proxy statement describing the proposal to be voted upon at the meeting, along with a proxy card enabling shareholders to submit their votes on the proposal.

SodaStream will also be furnishing copies of the proxy statement and form of proxy card to the Securities and Exchange Commission (“SEC”) and TASE as exhibits to a Report of Foreign Private Issuer on Form 6-K.

You may also direct any questions about the merger to, and request additional copies of this document, or the proxy statement, when it becomes available, from our proxy solicitor at:

Morrow Sodali, LLC
470 West Avenue
Stamford, CT 06902
Banks and Brokerage Firms Call: (203) 658-9400
Stockholders Call Toll Free: (800) 662-5200
E-mail: soda@morrowsodali.com

This communication is not a substitution for the proxy statement or for any other documents that SodaStream may furnish to the SEC or send to shareholders in connection with the proposed merger. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the proxy statement, and any other documents furnished by SodaStream to the SEC (when available), at the SEC’s website at www.sec.gov, the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and the TASE’s website at http://maya.tase.co.il. Copies of documents furnished by SodaStream may also be obtained for free by submitting a request to Dotan Bar-Natan, General Counsel at +972-3-976-2309, or at IR@sodastream.com. The contents of SodaStream’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

In accordance with the Companies Law and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on the merger proposal, no later than September 29, 2018, at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, General Counsel. We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC and TASE.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than Tuesday, September 4, 2018, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to us at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, General Counsel. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, we will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC and TASE, however, the record date for the meeting will not change.

We currently know of no other business to be transacted at the special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Sincerely,

Stanley Stern

Chairman of the Board of Directors